
10010924

Values & Vision


WASHINGTON
WASHINGTON TRUST
Money



Washington Trust Bancorp, Inc. 2009 Annual Report

Contents

Letter to Shareholders ~ 2

Personal Reflections ~ 4

Corporate Profile ~ 6

2009 Financial Highlights ~ 7

Values & Vision ~ 8

Consolidated Balance Sheets ~ 12

Consolidated Statements of Income ~ 13

Shareholder Information ~ 14

Corporate Directory ~ 15

Washington Trust Locations ~ 17

At Washington Trust, values and vision are the cornerstones of our success. We are America's oldest community bank, with values rooted in a rich heritage that reaches back to our founding in 1800. Throughout our history, a commitment to time-honored principles has guided our decisions, and it continues to provide the foundation of our strength and stability today. These principles also sustain our vision moving forward. And at the center of that vision are people – our customers, our fellow employees, our community partners, and our shareholders. Now in our third century of banking, our goal always is to make the place where we work and live better for future generations.


THE WASHINGTON TRUST
PLEASE ENTER HERE
CIGAR STORE
WASHINGTON TRUST

Letter to



A year ago, the financial world was in crisis. A number of major institutions had failed nationally, and there was a sense of uncertainty around the economy. Locally, the environment was even more challenging. Unemployment was rising, credit was tight, and the region's economic engine was idling at best. Despite these difficult times, Washington Trust generated $16.1 million in net income, paid an annual dividend of $.84 per share, and continued to be well-capitalized by all regulatory standards. These achievements are truly remarkable.

Our annual report theme, *Values and Vision,* accurately summarizes the past year at Washington Trust. While our performance in 2009 was the result of solid strategies executed throughout the year, the seeds for our success were planted long before. Decisions made three, four, and five years ago are what put us in good stead today. Prior to the financial crisis, we maintained our discipline and focus, exercised restraint, and upheld our credit quality standards. When difficulties arose, we were much more capable of navigating the turbulence than others. We never lost sight of the values that played a key role in our past successes, nor the vision that has driven our growth.

We achieved solid growth in our core business lines in 2009, including double-digit increases in commercial lending and wealth management assets under management. We generated excellent growth in both deposits and mortgage banking activity, as well. What's critical is that, in spite of tremendous commercial loan growth, our asset quality remains strong, particularly in comparison with regional and national peer group averages.

Our vision is to be the "best bank and trust company" in our region, and we continued on our quest in 2009. During the year, we expanded our network with the openings of our Governor Francis branch in Warwick and our new mortgage lending office in Sharon, Massachusetts. The Governor Francis branch strengthened our presence in central Rhode Island and created significant new business opportunities. Our new Massachusetts mortgage office enhanced our visibility in the Greater Boston area, complementing the wealth management services offered through our Weston Financial Group in Wellesley. In a challenging economy, the opening of two new locations is noteworthy. While capital conservation is still the order of the day at many institutions, our ability to invest in the future and grow strategically speaks volumes about our core strength.

Shareholders

The very things that make Washington Trust appealing to the marketplace – financial strength, stability, an environment where people matter – draw talented people to our ranks, as well. As the Bank has broadened itself, it has brought in accomplished professionals at all levels and in all lines of business to strengthen our foundation and enhance our capabilities. We are always looking for people who will embrace our unique corporate culture and help us maintain our fundamental competitive advantage – genuine personalized service.

We continue to invest in technology, as it plays an essential role in our delivery of outstanding service. In 2009, we completed a significant upgrade to our core systems platform that will enable our employees to assist customers more effectively and efficiently. We also implemented new technology to support our strategic growth goals.

We look to 2010 and beyond with cautious optimism. We are encouraged by the findings of Dr. Leonard Lardaro, Professor of Economics at the University of Rhode Island, whose Current Conditions Index (CCI) is a monthly indicator that details the present state of the Rhode Island economy. His November report showed that Rhode Island's economy had reached a milestone. While still mired in a recession that started two and a half years ago, the state produced positive economic signs: six of the twelve CCI indicators improved compared to a year ago. In addition, the CCI beat its year-earlier value for the seventh consecutive month, and eleven of the twelve CCI indicators either improved or were close to improving on a monthly basis. Professor Lardaro's findings give us hope that a sustained recovery in our local marketplace is on the horizon.

But we are under no illusions: the recovery will take time. What's more, the changes that have taken place are profound and long-term. Not unlike the Great Depression, this most recent crisis will affect consumer behavior for a generation – how people save, how often they borrow, how much they put aside for retirement, and more. For years to come, people will remember what they went through in 2008 and 2009.

One of the outcomes of the market upheaval is additional government regulation of our industry and increased FDIC assessments, both of which have a negative impact on shareholder value. And while we chose not to accept government funding under the Troubled Asset Relief Program (TARP) in 2008, we nevertheless are still responsible for helping to fund the bailout of other institutions in our industry. You can be certain, however, that new regulatory measures will not dramatically affect the way we do business at Washington Trust. Simply put, we were doing things right in the first place.

Historically, in times of uncertainty, people seek out strength and stability in the management of their financial affairs. They look for someone they know and trust. That has made the Washington Trust brand and its 209+ year history a welcome haven for consumers, businesses, and investors in the region. In 2009, our billboard on Route 95 rang true: *We're here for Rhode Island.* Fact is, we have always been here for Rhode Island, trusted advisors in good times and bad. By staying true to our core values of quality, integrity, and community, and always keeping people – our customers, our employees, and our community partners – at the center of our vision for the business, we continue to put Washington Trust in a position to succeed.

As always, we appreciate the outstanding efforts of our employees. Every day, they deliver on the promise of the Washington Trust brand and ensure our success. We are grateful, as well, for the confidence that our customers place in us, and for the ongoing support of our shareholders. Leading your Corporation is an honor and a privilege.



John C. Warren
Chairman and Chief Executive Officer



Joseph J. MarcAurele
President and Chief Operating Officer

"Washington Trust's reputation is perfect. They're solid and consistent versus comparable banks."

ATTORNEY

Personal



As John Warren prepares to step down from his position as Chairman and Chief Executive Officer in April, we take this opportunity to pay tribute to him. Since joining Washington Trust in 1996, John has provided exemplary leadership for both our company and the communities we serve. Under his steady guidance, Washington Trust has grown to a $2.9 billion diversified financial services company and today is Rhode Island's largest independent bank. John's accomplishments as a banking executive are rivaled only by his achievements as a community leader and mentor. He is a board member of numerous civic, professional, and charitable organizations, and his community outreach has not gone unnoticed. John was the recipient of the 2004 Humanitarian Award from the National Conference for Community and Justice, the 2005 Community Service Award from Leadership Rhode Island, and the 2006 Business Leadership Award from the Providence Business News. He was named an Honorary Doctor of Business Administration by Bryant University in 2008. And in 2009, John received the Distinguished Eagle Scout Award from the National Eagle Scout Association. Here John shares his thoughts on his tenure at Washington Trust.

Reflections

Fourteen years have passed quickly for me, but for Washington Trust, it was just a small segment of time.

When you think back to banking in 1800, it is easy to see the true need for our bank in Westerly. How many miles, and how long, was the horseback ride from Westerly to Providence? There was no interstate, of course, and the old Boston Post Road meandered along the shore, so it was at least 55 miles to get to Providence to do your banking – and then there was the trip back!

The best part is, we did our business well in 1800, and we continue to do it well in 2010. I was very fortunate to be here for our 200th birthday party, which we celebrated with the publication of *Washington Trust: Two Hundred Years Along the Pawcatuck,* a George Washington lecture series, cake, historical displays, and parties. The occasion served to underscore the fact that my time with Washington Trust was part of a much larger continuum.

Generations of people have had ownership in all that Washington Trust stands for. In a sense, our team was entrusted with a treasure, and I was always mindful of the mantle of responsibility that rested on our shoulders as we guided the organization into the 21st century.

I did not know Rhode Island well when I arrived. I grew up in Massachusetts and became a banker there. After coming to the Ocean State, I soon discovered it was unique in so many ways – Del's Lemonade, cabinets, stuffies, Don Bousquet cartoons, and more.

I have had the privilege of getting to know Rhode Island, serving our customers, working with our employees, volunteering in the community, and working for our shareholders. Geography doesn't matter. It's all about people, and Washington Trust has always been a place where people matter.

Over the past 14 years, Washington Trust has truly become Rhode Island's bank and is now a powerful statewide brand. We acquired Pier Bank and First Financial. Phoenix Investments joined our wealth management group, as did Weston Financial in Wellesley, Massachusetts. With our expanded branch network, a dedicated commercial lending office in Providence, and new mortgage operations in Sharon, Massachusetts to serve the Greater Boston market, Washington Trust has become a premier regional financial institution, as well. We have grown and matured, and this will continue into the future.

Washington Trust is now well into its third century. We have lived through banking, economic, and social challenges through the years. Whether it was the Civil War, the Great Depression, or the more recent financial crisis, we have remained a pillar of strength for our customers, employees, communities, and shareholders. Our success and prosperity have come not from decisions we made yesterday, but from the values, vision, and discipline that we have maintained from the day we opened our doors.

I would like to extend my personal thanks to Joe Kirby, my predecessor, who ensured a smooth transition for me and has always offered the wisest of counsel; to Jack Treanor, who was president for the past ten years and partnered with me during our successful growth and expansion; to Joe MarcAurele, who will lead us into the future and already excites with his focus, vision, and leadership; and to our Board of Directors, current and past, who have teamed together for our successes. I look forward to remaining on the Board and working closely with Joe and his team as they lead us into the future.

Washington Trust is a special place. Having the opportunity to represent and serve such an organization for the past 14 years has been an honor for which I will always be grateful.



"We really do care about our customers. We try to go above and beyond, to do the best for them."

WASHINGTON TRUST EMPLOYEE

Corporate Profile

Washington Trust Profile

As of December 31, 2009
$2.9 billion in assets
$250 million in market capitalization

Washington Trust Bancorp, Inc. is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island chartered commercial bank founded in 1800. Through the Bank and its other subsidiaries, Washington Trust offers a broad range of financial services, including wealth management, through its offices in Rhode Island, eastern Massachusetts and southeastern Connecticut.

The Corporation has an Affirmative Action Plan and is an Equal Opportunity Employer. Washington Trust is also a member of the FDIC and an Equal Housing Lender.

Auditors: KPMG LLP, Providence, Rhode Island
Counsel: Goodwin Procter LLP, Boston, Massachusetts

Annual Meeting of Shareholders

Tuesday, April 27, 2010, 11:00 a.m.
The Granite Theatre
1 Granite Street, Westerly, Rhode Island 02891
Free shareholder parking is available at the Washington Trust parking garage at 23 Broad Street, Westerly, RI. The Granite Theatre is handicapped accessible. Shareholders may call 401-348-1566 with questions.

Vote Your Proxy Online Or By Phone

For your convenience, you can vote your shares online or by phone. Please have your proxy card available. INTERNET – Access www.voteproxy.com and follow the on-screen instructions. TELEPHONE – Call toll-free 800-PROXIES (800-776-9437) from any touch-tone telephone and follow the instructions.

Market and Dividend Information

Washington Trust's common stock trades on the NASDAQ Global Select® Market under the symbol WASH. As of December 31, 2009, there were 1,972 shareholders of record.

2009 Quarters	1	2	3	4
Stock prices:				
High	$20.62	$20.75	$19.61	$17.95
Low	11.50	15.67	16.16	13.97
Close	16.25	17.83	17.52	15.58
Dividend declared	.21	.21	.21	.21

2008 Quarters	1	2	3	4
Stock prices:				
High	$26.50	$26.49	$33.34	$27.30
Low	21.84	19.70	18.43	16.33
Close	24.82	19.70	26.60	19.75
Dividend declared	.20	.21	.21	.21

Financial Highlights

At or for the years ended December 31,	2009	2008	2007
(Dollars in thousands, except per share amounts)			
Financial Condition			
Total assets	$2,884,473	$2,965,466	$2,539,940
Total loans	1,919,668	1,839,154	1,573,652
Allowance for loan losses	27,400	23,725	20,277
Total securities	691,484	866,219	751,778
Total deposits	1,923,010	1,790,868	1,646,205
Total shareholders' equity	254,946	235,111	186,513
Financial Results			
Net interest income	$65,892	$65,513	$59,944
Provision for loan losses	8,500	4,800	1,900
Noninterest income, excluding other-than-temporary impairment losses	45,355	46,457	45,509
Net impairment losses recognized in earnings	(3,137)	(5,937)	–
Noninterest expense	77,168	71,742	68,906
Net income	16,096	22,172	23,800
Per Share Information			
Diluted earnings per share	$1.00	$1.57	$1.75
Cash dividends declared	0.84	0.83	0.80
Book value per share	15.89	14.75	13.97
Market value per share	15.58	19.75	25.23
Selected Ratios			
Return on average assets	0.55%	0.82%	0.99%
Return on average equity	6.56	11.12	13.48
Net interest margin (taxable equivalent basis)	2.48	2.64	2.76
Total risk based capital	12.40	12.54	10.39
Asset Quality Data			
Nonperforming assets to total assets	1.06%	0.30%	0.17%
Allowance for loan losses to total loans	1.43	1.29	1.29
Net charge-offs to average loans	0.25	0.08	0.03
Other Selected Data			
Wealth management assets under administration	$3,770,193	$3,147,649	$4,014,352
Number of employees (full-time equivalents)	473	447	441
Number of full-service banking offices	18	17	17
Number of ATMs	136	134	141

Total Loans



In Billions
$1.4
$1.5
$1.6
$1.8
$1.9
2005 2006 2007 2008 2009

Total Deposits



In Billions
$1.6
$1.7
$1.6
$1.8
$1.9
2005 2006 2007 2008 2009

Total Shareholders' Equity



In Millions
$158
$173
$187
$235
$255
2005 2006 2007 2008 2009

Values &



Joseph J. MarcAurele was appointed Washington Trust's new President and Chief Operating Officer in September 2009. After an extensive search, it's easy to see why Joe was the perfect fit for Washington Trust. He has proven leadership skills and extensive experience in the financial services industry, including senior and chief executive positions at large, regional banks in our marketplace. More importantly, Joe is also a native Rhode Islander with a deep commitment to community outreach and an appreciation for what makes Washington Trust special. What Joe did before he got into banking is equally compelling: he was a teacher, vice principal, and coach – generous with his knowledge, confident in his leadership, and committed to building winning teams. These traits align naturally with the values we embrace at Washington Trust. We are delighted to have Joe at the helm. Here are his thoughts and observations on our organization.

Vision

How would you describe the Company's 2009 performance?

Clearly this has been a difficult economy and market overall. But what often happens in a crisis is that opportunities present themselves. I think our company's financial strength and non-involvement in the more problematic areas of banking put us in a very strong position with both customers and potential employees. Our tag line, *Trusted Advisors Since 1800,* resonated with customers across all lines of business. At the same time, we attracted new talent and strengthened what was already a very strong team.

What were the keys to success in 2009?

Service quality continues to drive our success. Banking is a business where products can be copied and pricing can be matched, so the only way to truly differentiate your brand is through your reputation and service quality. What matters is how you deliver your products, and that comes down to your people. There has always been a significant emphasis on service quality at Washington Trust and that has worked to our advantage, especially during times of instability in the marketplace.

What were the top stories of 2009?

All of our business lines performed exceptionally well in a difficult operating environment. It's tough to pick one area – everyone was on top of their game in 2009, attracting new customers and preserving existing relationships.

The disruption in the financial markets has made everyone re-examine their relationships. Customers, businesses, and investors want to do business with someone they can count on to be there for them. I think when that's the case, Washington Trust stands tall. People take comfort in our history and reputation.

Can you comment on the double-digit commercial loan growth?

Our commercial banking group enjoyed another terrific year. We've added a significant number of new quality customers to our commercial loan portfolio. The most impressive part of our commercial growth is that we were able to grow the business without sacrificing credit quality, so we feel very good about the commercial book of business.

One of the keys to having a successful commercial banking operation is not only doing the loan business, but also successfully penetrating all the other things that small and large businesses do with banks. We've also been able to provide both personal and deposit services to our new commercial customers, and that has been another success for us.

How about the wealth management area?

Everyone knows that the markets were challenged at the beginning of the year. But by concentrating on effective marketing and making a couple of key new hires, we were able to grow our client base.

We have an experienced team of professionals who know the business, understand the markets, and provide top-notch client service. We are well positioned to take advantage of what continues to be disruptions with regard to some of our competitors.

What was the key to your strong deposit growth?

The retail side of the bank business performed extremely well, taking advantage of our financial stability to grow deposits. When people have concerns about safety and soundness, Washington Trust stands out as a trusted haven for their money. It's a flight to quality, and that has been a powerful driver of our deposit business in recent years.

"A relationship has grown that is both business and personal, which is quite nice."

WEALTH MANAGEMENT CLIENT



How did your mortgage area capitalize on the low interest rate environment?

Mortgages were a total home run for us in 2009. We took advantage of what has been an unprecedented refinancing surge, setting records for mortgage originations at Washington Trust. We also benefited from the dislocation created by the continued closings of many one-off individual mortgage broker operations. It was also encouraging to see first-time homebuyers take advantage of the special incentives and tax credits available to them to realize their dream of home ownership.

Can you comment on your network expansion in 2009?

We expanded the footprint in two ways. First, in August, we opened a new mortgage origination office in Sharon, Massachusetts, which has given us access to a new and larger market. The timing of the Sharon opening couldn't have been better. As the residential real estate market shows signs of recovery, consumers are turning to community banks such as Washington Trust for traditional mortgage options, trusted advice, and personal service. In the fourth quarter of 2009 alone, 21% of our mortgage production was generated through the Sharon office – that says a lot.

In November, we opened our new Governor Francis branch in Warwick, giving us a second location in the state's second-largest city. The early returns from Governor Francis are excellent – the branch is performing above our expectations, so we feel very good about that.

What differentiates Washington Trust from the competition?

Personal service is our main competitive advantage – it's as simple as that. When customers walk into one of our branches, our people actually know them, and that knowledge enables us to provide truly meaningful solutions. It's not just a question of being nice. It's courtesy combined with knowledge – of the customer, of the products we offer – that creates superior service. That's the cornerstone of what we provide and what makes us different.

You've hired some new talent in recent years. What's the appeal?

First of all, Washington Trust is a great place to work and we've won numerous awards recognizing our commitment to employees. Washington Trust is also a great place for people to grow in their careers. We are involved with succession planning at all levels of our business at all times, making sure that we have the bench strength to ensure our success moving forward. This helps to create opportunities for talented people throughout the organization.

How do Washington Trust employees contribute to the Company's success?

It's all about ownership. At every level of the company, people absolutely own their job and service proposition. They know they make a difference – for their customers, their community, and their company – and they take that responsibility very seriously. It's not something we developed through a program; it's part of our culture. Our people take pride in doing their job and making a difference in the lives of others.

What are your thoughts on Washington Trust's growth plans in the years ahead?

2010 is going to continue to be a challenging time, though we are hopeful for improvement in the economy later in the year and certainly in 2011. I think as the economy begins to strengthen, Washington Trust is in a good position to continue to grow, to continue to attract new customers and new talent, and to continue to deliver on our promise of providing a superior customer experience. We will always have a plan that will include revenue and customer growth, with a close eye on expense control and operational efficiencies. There is plenty more market share to be had in Rhode Island, as well as in eastern Massachusetts and southeastern Connecticut. That's the direction that we will be looking in.

Looking forward, what is your vision for the Company?

Washington Trust is well positioned for further success moving forward. One of my fondest dreams would be to grow the business in a way that makes sense during my tenure. And that means never losing our focus on the customer. Shareholders should feel confident that the management and employees of Washington Trust will very consistently and conscientiously continue to grow the business. We're big enough to deliver the products and the scale that the bigger players can while still maintaining the personalized service of a smaller organization. To me, that is our winning position.

Is there anything else you'd like to add?

On a personal note, I would like shareholders to know how proud I am to be here. As a native Rhode Islander, I appreciate Washington Trust's rich history. We are the oldest community bank in the nation – that's significant! For me to have an opportunity to lead such an organization – a treasure, really – is truly a privilege.

"Washington Trust has a personal touch, a better understanding of business."

COMMERCIAL CUSTOMER

Washington Trust Bancorp, Inc. and Subsidiaries Consolidated Balance Sheets

December 31,	2009	2008
(Dollars in thousands, except par value)		
Assets:		
Cash and noninterest-bearing balances due from banks	$ 38,167	$ 11,644
Interest-bearing balances due from banks	13,686	41,780
Federal funds sold and securities purchased under resale agreements	–	2,942
Other short-term investments	5,407	1,824
Mortgage loans held for sale	9,909	2,543
Securities available for sale, at fair value; amortized cost $677,676 in 2009 and $869,433 in 2008	691,484	866,219
Federal Home Loan Bank stock, at cost	42,008	42,008
Loans:		
Commercial and other	984,550	880,313
Residential real estate	605,575	642,052
Consumer	329,543	316,789
Total loans	1,919,668	1,839,154
Less allowance for loan losses	27,400	23,725
Net loans	1,892,268	1,815,429
Premises and equipment, net	27,524	25,102
Accrued interest receivable	9,137	11,036
Investment in bank-owned life insurance	44,957	43,163
Goodwill	58,114	58,114
Identifiable intangible assets, net	8,943	10,152
Property acquired through foreclosure or repossession, net	1,974	392
Other assets	40,895	33,118
Total assets	$2,884,473	$2,965,466
Liabilities:		
Deposits:		
Demand deposits	$194,046	$172,771
NOW accounts	202,367	171,306
Money market accounts	403,333	305,879
Savings accounts	191,580	173,485
Time deposits	931,684	967,427
Total deposits	1,923,010	1,790,868
Dividends payable	3,369	3,351
Federal Home Loan Bank advances	607,328	829,626
Junior subordinated debentures	32,991	32,991
Other borrowings	21,501	26,743
Accrued expenses and other liabilities	41,328	46,776
Total liabilities	2,629,527	2,730,355
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30,000,000 shares; issued 16,061,748 shares in 2009 and 16,018,868 shares in 2008	1,004	1,001
Paid-in capital	82,592	82,095
Retained earnings	168,514	164,679
Accumulated other comprehensive income (loss)	3,337	(10,458)
Treasury stock, at cost; 19,185 shares in 2009 and 84,191 shares in 2008	(501)	(2,206)
Total shareholders' equity	254,946	235,111
Total liabilities and shareholders' equity	$2,884,473	$2,965,466

Refer to Washington Trust Bancorp, Inc.'s 2009 Annual Report on Form 10-K for a complete set of consolidated financial statements.

Washington Trust Bancorp, Inc. and Subsidiaries Consolidated Statements of Income

Years ended December 31,	2009	2008	2007
(Dollars and shares in thousands, except per share amounts)			
Interest income:			
Interest and fees on loans	$ 96,796	$ 100,939	$ 98,720
Interest on securities:			
Taxable	29,423	34,382	31,163
Nontaxable	3,116	3,125	2,983
Dividends on corporate stock and Federal Home Loan Bank stock	245	1,882	2,737
Other interest income	50	334	831
Total interest income	129,630	140,662	136,434
Interest expense:			
Deposits	32,638	41,195	52,422
Federal Home Loan Bank advances	28,172	30,894	21,641
Junior subordinated debentures	1,947	1,879	1,352
Other interest expense	981	1,181	1,075
Total interest expense	63,738	75,149	76,490
Net interest income	65,892	65,513	59,944
Provision for loan losses	8,500	4,800	1,900
Net interest income after provision for loan losses	57,392	60,713	58,044
Noninterest income:			
Wealth management services:			
Trust and investment advisory fees	18,128	20,316	21,124
Mutual fund fees	4,140	5,205	5,430
Financial planning, commissions and other service fees	1,518	2,752	2,462
Wealth management services	23,786	28,273	29,016
Service charges on deposit accounts	4,860	4,781	4,713
Merchant processing fees	7,844	6,900	6,710
Income from bank-owned life insurance	1,794	1,800	1,593
Net gains on loan sales and commissions on loans originated for others	4,352	1,396	1,493
Net realized gains on securities	314	2,224	455
Net gains (losses) on interest rate swap contracts	697	(542)	27
Other income	1,708	1,625	1,502
Noninterest income, excluding other-than-temporary impairment losses	45,355	46,457	45,509
Total other-than-temporary impairment losses on securities	(6,650)	(5,937)	–
Portion of loss recognized in other comprehensive income (before tax)	3,513	–	–
Net impairment losses recognized in earnings	(3,137)	(5,937)	–
Total noninterest income	42,218	40,520	45,509
Noninterest expense:			
Salaries and employee benefits	41,917	41,037	39,986
Net occupancy	4,790	4,536	4,150
Equipment	3,917	3,838	3,473
Merchant processing costs	6,652	5,769	5,686
FDIC deposit insurance costs	4,397	1,044	213
Outsourced services	2,734	2,859	2,180
Legal, audit and professional fees	2,443	2,325	1,761
Advertising and promotion	1,687	1,729	2,024
Amortization of intangibles	1,209	1,281	1,383
Debt prepayment penalties	–	–	1,067
Other expenses	7,422	7,324	6,983
Total noninterest expense	77,168	71,742	68,906
Income before income taxes	22,442	29,491	34,647
Income tax expense	6,346	7,319	10,847
Net income	$ 16,096	$ 22,172	$ 23,800
Weighted average shares outstanding - basic	15,994.9	13,981.9	13,355.5
Weighted average shares outstanding - diluted	16,040.9	14,146.3	13,604.1
Per share information:			
Basic earnings per share	$1.01	$1.59	$1.78
Diluted earnings per share	$1.00	$1.57	$1.75
Cash dividends declared per share	$0.84	$0.83	$0.80

Refer to Washington Trust Bancorp, Inc.'s 2009 Annual Report on Form 10-K for a complete set of consolidated financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Washington Trust Bancorp, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Washington Trust Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity (not present herein) and cash flows (not presented herein) for each of the years in the three-year period ended December 31, 2009; and in our report dated March 1, 2010, we expressed an unqualified opinion on those consolidated financial statements. As discussed in Note 4 to those consolidated financial statements, as of January 1, 2009, the Corporation changed its method of evaluating other-than-temporary impairments of debt securities to comply with new accounting requirements issued by the FASB.

In our opinion, the information set forth in the accompanying consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Providence, Rhode Island
March 1, 2010

Stock Transfer and Dividend Disbursing Agent

American Stock Transfer & Trust Company, LLC (AST), our stock transfer and dividend disbursing agent, is responsible for our shareholder records, issuance of stock certificates, distribution of dividend checks, and IRS Form 1099. AST is also responsible for the Corporation's Dividend Reinvestment (DRIP) and Stock Purchase Plan, which enables shareholders to reinvest their quarterly dividends in Washington Trust shares.

For information, or to receive a duplicate copy of your 2009 IRS Form 1099, contact AST.

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
800-852-0354
www.amstock.com

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held April 27, 2010: The Corporation's 2010 Proxy Statement, Form 10-K and Annual Report for 2009 are available online by visiting: www.washtrust.com/proxy or by visiting the Corporation's website www.washtrust.com under Investor Relations – SEC Filings. These documents are also available by calling the Corporation's toll-free number 800-475-2265 extension 1566, or by contacting Elizabeth B. Eckel, Senior Vice President, by email at investor.relations@washtrust.com.

Corporate Directory, Washington Trust Bancorp, Inc.

Board of Directors

Gary P. Bennett, *Retired Chairman and Chief Executive Officer, Analysis and Technology, Inc.*

Steven J. Crandall, *Vice President, Ashaway Line & Twine Mfg. Co.*

Barry G. Hittner, Esq., *Of Counsel, Cameron & Mittleman, LLP*

Katherine W. Hoxsie, CPA, *Retired Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc.*

Joseph J. MarcAurele, *President and Chief Operating Officer, Washington Trust Bancorp, Inc.*

Edward M. Mazze, Ph.D., *Distinguished University Professor of Business Administration, University of Rhode Island*

Kathleen E. McKeough, *Retired Senior Vice President of Human Resources, GTECH Holdings Corporation*

Victor J. Orsinger, II, Esq., *Partner, Orsinger & Nardone Law Offices*

H. Douglas Randall, III, *President, H.D. Randall, Realtors*

Patrick J. Shanahan, Jr., *Former Chairman, President and Chief Executive Officer, First Financial Corp.*

Neil H. Thorp, *President, Thorp & Trainer, Inc.*

John F. Treanor, *Retired President and Chief Operating Officer, Washington Trust Bancorp, Inc.*

John C. Warren, *Chairman and Chief Executive Officer, Washington Trust Bancorp, Inc.*

Officers of the Corporation

John C. Warren, *Chairman and Chief Executive Officer*

Joseph J. MarcAurele, *President and Chief Operating Officer*

Galan G. Daukas, *Executive Vice President, Wealth Management*

David V. Devault, *Executive Vice President, Chief Financial Officer and Secretary*

Mark K. W. Gim, *Executive Vice President and Treasurer*

The Washington Trust Company Directors' Advisory Council

Alcino G. Almeida, Charles M. Baker, Jr., Charles C. Buffum, Richard A. Grills, Larry J. Hirsch, Joseph J. Kirby, Jacques de Laporte, James W. McCormick, Jr., Thomas F. Moore, Brendan P. O'Donnell, Joseph H. Potter, Joyce Olson Resnikoff, Anthony J. Rose, Jr., James P. Sullivan, William Blunt White

Corporate Directory, The Washington Trust Company

Senior Management

John C. Warren, *Chairman and Chief Executive Officer*
Joseph J. MarcAurele, *President and Chief Operating Officer*

Stephen M. Bessette, *Executive Vice President, Retail Lending*
Galan G. Daukas, *Executive Vice President, Wealth Management*
David V. Devault, *Executive Vice President, Chief Financial Officer and Secretary*
Mark K. W. Gim, *Executive Vice President and Treasurer*
B. Michael Rauh, Jr., *Executive Vice President, Sales, Service and Delivery*
James M. Vesey, *Executive Vice President and Chief Credit Officer*

Dennis L. Algiere, *Senior Vice President, Chief Compliance Officer and Director of Community Affairs*
Carl M. Amaral, *Senior Vice President, Branch Sales and Service*
Kristen L. DiSanto, *Senior Vice President, Human Resources*
Elizabeth B. Eckel, *Senior Vice President, Marketing*
Gerald J. Fogarty, Jr., *Managing Director, Washington Trust Investors*
Philip L. Friend, *Senior Vice President, Retail Lending*
Russell W. Hahn, *Senior Vice President, Commercial Lending*
Marie J. Langlois, *Managing Director, Washington Trust Investors*
Rogean B. Makowski, *Senior Vice President, Wealth Management Client Services*
Mary M. McGoldrick, *Senior Vice President and Chief Investment Officer*
Barbara J. Perino, CPA, *Senior Vice President, Operations and Technology*
Harvey C. Perry, II, *Senior Vice President, Director of Office for Non-Profit Resources*
Brenda H. Senak, *Senior Vice President, Risk Management*
Julia Anne M. Slom, *Senior Vice President, Commercial Real Estate Group*
James J. Walther, *Senior Vice President, Director of Internal Audit*

Weston Financial Group, Inc.

Galan G. Daukas, *Executive Managing Director*
Kerry P. Falco, *Managing Director*
Wayne M. Grzecki, *Managing Director*
Joseph Robbat, Jr., *Managing Director*
Maria A. Staffiere, *Managing Director*
Ronald A. Sugameli, *Managing Director*

Washington Trust Locations

Rhode Island Offices

CORPORATE OFFICE
23 Broad Street
Westerly, RI 02891
401-348-1200

BLOCK ISLAND
Block Island Office
Ocean Avenue
Block Island, RI 02807
401-466-7710

CHARLESTOWN
Charlestown Office
4137 Old Post Road
Charlestown, RI 02813
401-364-4000

CRANSTON
Oaklawn Avenue Office
1203 Oaklawn Avenue
Cranston, RI 02920
401-732-0049

Reservoir Avenue Office
645 Reservoir Avenue
Cranston, RI 02910
401-946-1004

NARRAGANSETT
Bonnet Shores Office
885 Boston Neck Road
Narragansett, RI 02882
401-782-4800

Sweet Meadows Office
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

NORTH KINGSTOWN
North Kingstown Office
7625 Post Road
North Kingstown, RI 02852
401-295-4700

PROVIDENCE
Providence Office
156 Westminster Street
Providence, RI 02903
401-421-3600

Providence Commercial
Lending Office
10 Weybosset Street
Suite 100
Providence, RI 02903
401-331-5090

Providence Wealth
Management Offices
66-70 South Main Street
Providence, RI 02903
401-861-8440
401-331-6650

RICHMOND
Richmond Office
1200 Main Street
Wyoming, RI 02898
401-539-2427

SOUTH KINGSTOWN
Wakefield Office
730 Kingstown Road
Wakefield, RI 02879
401-782-4200

WARWICK
Centerville Road Office
236 Centerville Road
Warwick, RI 02886
401-739-2353

Governor Francis Office
1473 Warwick Avenue
Warwick, RI 02888
401-421-2500

WESTERLY
Main Office
23 Broad Street
Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street
Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street
Westerly, RI 02891
401-348-1201

Connecticut Offices

MYSTIC
A&P Super Foodmart
179 Stonington Road
Mystic, CT 06355
860-572-7100

McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Mystic Office
Olde Mistick Village
Mystic, CT 06355
860-536-1200

Massachusetts Offices

SHARON
Washington Trust Home Loan Center
One Merchant St., Suite 102
Sharon, MA 02067
781-784-3089
800-475-2265

WELLESLEY
Weston Financial Group
Wellesley Office Park
40 William Street
Wellesley, MA 02481
781-235-7055

Account Information Center

To speak with a customer service representative, call 401-348-1200 or toll-free 800-475-2265. In Connecticut, call 860-443-1508.

Online Banking

Bank and pay bills via the Internet 24 hours a day, 7 days a week at www.washtrust.com.

XPress Banking

Automated banking by phone 24 hours a day, 7 days a week at 401-348-1399 or toll-free 800-226-5877.

Website

Current company and shareholder information available at www.washtrust.com.



Washington Trust Bancorp, Inc.
23 Broad Street, Westerly, Rhode Island 02891
www.washtrust.com


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